SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month                                                                             April 2004

Commission File Number                                                          0-24096

QUEENSTAKE RESOURCES LTD.

Suite 405 – 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [x]    Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    [   ]                No   [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2004-8 April 12, 2004

DESCRIPTION:

Queenstake announces $3.1 Million earnings from operations, net loss of $7.8 Million in 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date  April 12, 2004

By                 “Doris Meyer”

                           (Signature)

                                 Doris Meyer, Corporate Secretary

                                      Queenstake Resources Ltd.

News Release 2004-08

April 12, 2004

TSX – QRL – Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE ANNOUNCES $3.1 MILLION EARNINGS FROM OPERATIONS,

NET LOSS OF $7.8 MILLION IN 2003

(All dollar amounts in U.S. $ unless otherwise indicated)

Denver, Colorado – April 12, 2004 – Queenstake Resources Ltd. (TSX:QRL) reports its operating and financial results for the fourth quarter and full year ended December 31, 2003.  December 31, 2003 concludes the first six months of Queenstake’s ownership of the Jerritt Canyon gold mine north of Elko, Nevada.  While cash flow from operations was robust at $13.5 million, bottom line operating results were dominated by extraordinary items associated with the Magistral project in Mexico and high interest charges associated with the high rate at which debt has been repaid.

2003 Highlights:

  150,001 ounces of gold production over six months

  Revenue of $54.9 million from the sale of 146,823 ounces of gold

  Earnings from operations of $3.1 million

  Net loss of $7.8 million, or $0.04 per share

  Cash flow from operations of $13.5 million

  Cash operating costs of $270 per ounce

Fourth quarter highlights:

  68,411 ounces of gold production

  Revenue of $28.1 million from the sale of 72,932 ounces of gold

  Earnings from operations of $1.9 million

  Net loss of $1.2 million, or $0.00 per share

  Cash flow from operations of $7.6 million

  Cash operating costs of $298 per ounce

Operating results

Total gold production at Jerritt Canyon for calendar 2003 was 302,096 ounces, of which 152,095 ounces were to the account of the former owners and 150,001 were to the Company’s account.  Gold production since the Company acquired the property on June 30, 2003 was 152,332 ounces, 2,331 ounces of which were for the account of the former owners.  In 2003, the Company sold 146,823 ounces of its gold production.

Gold production at Jerritt Canyon was consistent with expectations for overall annualized gold production of 300,000 ounces, established at the time Jerritt Canyon was acquired.  However, 2003 gold production of 150,001 ounces was 6,000 ounces lower than previously projected.  Mining, processing, operating costs and gold production were negatively affected during December by the unusually early and severe onset of winter conditions at the Jerritt Canyon Mine site, which reaches altitudes of over 7,500 feet.   In addition to heavy snowfall, some three times average for the month, frequent high winds caused severe drifting at the mine portals and on the haul roads. The snow and drifting snow affected grade control by preventing the separate stockpiling of material at the mine portals for grade determination purposes; it also blocked haul roads and added unwanted moisture to the ore, which must be dried in an ore dryer before further processing.

Cash operating costs per ounce for the year were $270.  Costs per ounce were driven higher than the projected $250 per ounce by the lower than forecasted production and the increased costs resulting from the severe December weather.

Jerritt Canyon Operations Data

	Three months ended September 30, 2003	Three months ended December 31, 2003	Year ended December 31, 2003
Gold ounces produced	81,590 73,891 $ 365 $ 247 296,305 0.299 397,663 0.229 90.0%	68,411 72,932 $ 391 $ 298 248,036 0.275 369,465 0.212 87.2%	150,001 146,823 $ 377 $ 270 544,341 0.288 767,128 0.221 88.5%
Gold ounces sold Average sales price per ounce Cash operating costs per ounce Ore tons mined Average grade mined (opt)[2] Tons processed[1] Grade processed (opt)[2] Process recovery

1Tons processed includes 222,787 tons of lower grade ore from stockpiles, for the six month period.

2”opt” denotes ounces of gold per ton

Mining continued through the latter six months of the year at an average rate of approximately 3,000 tons per day and an average grade of 0.288 ounces of gold per ton (opt); ore processing continued at an average rate of approximately 4,200 tons per day at an average grade of 0.221 opt.  Ore processing included an average of 1,200 tons per day of lower grade ore, stockpiled by the former owners.  Although processing lower grade stockpile ore has the effect of reducing the average grade processed, treatment of the stockpile is commercially viable and has positive effects on the metallurgical performance of the processing plant.  Plant recoveries averaged 88.5% for the latter six months of the year, consistent with past performance.

Financial results

During 2003, the Company incurred a net loss of $7.8 million or $0.04 per share.  The principal components of this loss are:  earnings from operations of $3.1 million, interest expense of $4.9 million and an unusual item, a provision for the impairment of the Company’s investment of the Magistral Joint Venture, of $6.2 million.

Earnings from Operations

(In millions of U.S. $)	Three months ended September 30, 2003	Three months ended December 31, 2003	Year ended December 31, 2003
Total revenues	$ 26.8	$ 28.1	$ 54.9
Operating costs	18.6	22.1	40.7
Depreciation, depletion and amortization	5.4	3.8	9.2
General and administrative[1]	0.5	0.3	1.9[1]
Earnings from operations	$ 2.3	$ 1.9	$ 3.1[2]

1The Company incurred general and administrative costs of $1.1 million during the first six months of 2003.

2Includes $1.1 million of general and administrative costs incurred during the first six months of 2003.

Total revenues for 2003 results from the sale of 146,823 ounces of gold, all produced at the Jerritt Canyon Mine after June 30, 2003.  Fourth quarter revenue of $28.1 million is slightly higher than third quarter revenues principally because of higher gold prices.

The Company sells its gold at the spot price.  The average price realized for 2003 was $377 per ounce, comprised of $365 in the 3rd quarter and $391 in the 4th quarter.  The spot gold price at June 30, 2003, when the Company acquired the Jerritt Canyon Mine, was $346 per ounce. Gold prices rose through the latter six months of 2003 to a high of $416 per ounce on December 31, 2003.  The Company has no forward sales commitments and instead uses gold put options to ensure a minimum gold price while maintaining exposure to price increases.

Operating costs for the full year were $54.9 million. Fourth quarter operating costs of $22.1 million are higher than in the third quarter principally because of the effect of inventory adjustments.

Depreciation, depletion and amortization expenses are substantially all attributed to Jerritt Canyon property, plant and equipment.  Depreciation of the processing plant and mining equipment comprises $1.7 million of this total; amortization and depletion expenses comprise the remaining $7.5 million.  Fourth quarter depreciation is lower than third quarter depreciation because of the effect that the Company’s increased reserves have on depletion and amortization estimates.

General and administrative costs for the year ended December 31, 2003 are significantly higher than in 2002, reflecting increased management, investor relations and administrative staff and related costs associated with the transition to a significant gold producing company.  2002 general and administrative costs had increased $0.4 million from 2001 reflecting the Company’s evolution from an exploration company in 2001, to an emerging producer in 2002, during which time the Company was managing the construction of the Magistral Mine for the Magistral Joint Venture.

Selected Financial Data

(In millions of U.S. $ except per share amounts)	Three months ended September 30, 2003	Three months ended December 31, 2003	Year ended December 31, 2003
Total revenues	$ 26.8	$ 28.1	54.9
Earnings from operations	2.3	1.9	3.1[1]
Interest expense	1.6	3.3	4.9
Provision for impairment of Magistral Joint Venture	6.2	-	6.2
Net loss	(5.1)	(1.2)	(7.8)[2]
Cash flow from operations	7.0	7.6	13.5[1]
Term loan balance	17.5	10.0	10.0
Net loss per share, basic and diluted	$ (0.02)	$ (0.00)	(0.04)

1Includes $1.1 million of general and administrative costs incurred during the first six months of 2003.

2Includes $1.1 million of general and administrative costs and $0.4 million of other costs incurred during the first six months of 2003.

Interest expense

Full year interest expense includes $3.3 million in non-cash amortization of deferred financing costs; $2.5 million of this amount was incurred in the fourth quarter.  These costs are matched to the repayment of the term loan; the fourth quarter increase in these costs results from the significant fourth quarter reduction to the term loan.  $3.3 million of deferred financing costs remain to be recognized, $2.1 million of which will be recognized in the first quarter 2004, the remainder in the second quarter.

Provision for Impairment of Magistral

As reported in the third quarter of 2003, the Company considered its investment in the Magistral Joint Venture impaired, and took a $6.2 million charge to earning. The Company’s interest in the Magistral Joint Venture has since been sold, and no additional write-downs are anticipated.

Cash flow from operations

For the full year, $13.5 million was generated from operations, principally resulting from the gold production and related gold sales at the Jerritt Canyon Mine.  $7.6 million cash generated from operations in the fourth quarter was similar to the $7.0 million generated in the third quarter.

Term loan

At December 31, 2003, the Company had repaid $10 million, or 50% of its Jerritt Canyon term loan: $5 million of scheduled repayments, $3 million of voluntary prepayments and $2 million of cash sweeps, which are mandatory repayments based on excess available cash.  On February 3, 2003 the term loan was reduced an additional $4 million to approximately $6 million.

Production Update

Mill throughput and production at Jerritt Canyon continued to be affected through January and much of February by adverse weather conditions combined with generally lower grades being produced while higher grade material is being developed.  Production for the quarter was 48,632 ounces.  Average daily mill throughput in January was 2,600 tons, and has now increased to an average of over 4,000 tons per day; we expect by the end of April to achieve the summer average of 4,500 tons per day.  Nearly 10,000 feet of development was achieved during the first quarter, mostly at the SSX Mine, but with a marked increase in development at the Smith Mine as the development toward the Mahala reserve and resource was accelerated.

Anticipated higher than average first quarter unit costs are expected to be balanced over the annual cycle by higher production and lower than average costs in the second and third quarters.  Although first quarter production was somewhat lower than forecast, it is anticipated that annual production of at least 300,000 ounces will be achieved in 2004.

Standard Bank Facility

Queenstake Resources U.S.A. Inc., the Company’s wholly owned subsidiary that owns the Jerritt Canyon Mine, has received a conditional commitment for a term loan facility of $10 million with Standard Bank London Limited.   The loan will be used to refinance the current $6 million Jerritt Canyon term loan owing to Amaranth LLC , and to repay the approximately $1 million note owed to AngloGold for the oxygen plant , a liability assumed as part of the consideration for the Jerritt Canyon M ine acquisition ..  In addition, approximately $3 million of the facility will be used to guarantee the payment of the deferred gold put option premiums guaranteed by the current term loan lender.  The facility remains subject to a number of conditions including completion of definitive documentation and will be subject to standard industry covenants for a loan of this size. It will be secured by the assets of Queenstake Resources U.S.A. Inc.  Queenstake Resources Ltd. will guarantee the facility and provide as additional security an assignment of the 2,000,000 common shares of N evada Pacific Gold Ltd. (“NPG”), and the $3.0 million note from NPG received as consideration for the recent sale to NPG of Pangea Resources Inc. and all its assets including the Magistral M ine.   The interest rate will be LIBOR plus 4.5%, a currently effective rate of approximately 6.0%.   The amortization period expires June 30, 2005, with minimum quarterly principal payments of approximately $1.4 million and additional quarterly payments equal to 50% of Queenstake Resources U.S.A. Inc.’s cash available after debt service.

Shareholder Rights plan

On September 26, 2003 the Company adopted and announced a Shareholder Rights Plan which had been conditionally accepted by the Toronto Stock Exchange in 2003 subject to shareholder ratification within six months of the date of implementation.  The Company did not call a special meeting to adopt the plan and so it expired on March 26, 2004.

Effective April 7, 2004 the Board re-adopted the Rights Plan.  The Rights Plan will be presented for ratification by the Company’s shareholders at the annual general and special meeting scheduled for May 12, 2004 in Toronto.

Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares on April 7, 2004.  All common shares issued by the Company during the term of the Rights Plan will carry one right represented by the certificates for the common shares of the Company.  The term of the Rights Plan is 10 years, with a requirement for shareholder ratification in the fourth and seventh years, unless the rights are earlier redeemed or exchanged.

The Rights Plan is intended to provide the Board of Directors and the shareholders of the Company a reasonable amount of time to assess and evaluate a take-over bid, if one is made, and to enable the Board to explore and develop alternatives in order to maximize shareholder value.  The Rights Plan will also discourage unfair, abusive or coercive take over strategies.  Current Canadian securities legislation permits a hostile take-over bid to be made in as little as 35 days, giving little time for competing bids to be made.  The Company is not presently aware of any pending or threatened take-over bid for the Company.

The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company’s common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

The Rights Plan is not triggered by a bid made to all shareholders for all shares that is open for acceptance for at least 75 days.  If at least 50% of the outstanding shares have been tendered at the end of 75 days, the bidder may take up and pay for the shares but must extend the bid for a further 10 days to allow other shareholders to tender to it.

The Toronto Stock Exchange has conditionally accepted the Rights Plan, subject to the ratification by the Company’s shareholders.

Appointment to Board of Directors

The Company is pleased to announce that Robert L. Zerga has agreed to serve as a director of the Company and was appointed to the Board on April 7, 2004.  Mr. Zerga has 40 years experience in the mining industry and has been involved in all aspects of management, exploration, development and mining.  He has had a long association with both the mining industry of Nevada in general and with Jerritt Canyon in particular.  Prior to holding the position of Chief Executive Officer of Independence Mining Company, then the operator of Jerritt Canyon, from 1990-1995, Mr. Zerga was Executive Vice President and General Manager of Newmont Gold Company and served on the Board of that company.

Mr. Zerga has served on the Board of Directors of the American Mining Congress, the World Gold Council and the Gold Institute.  He is a past President of the Nevada Mining Association.  Mr. Zerga resides in Elko, Nevada.

Queenstake has scheduled a conference call on Wednesday, April 14, 2004 at 10:00 AM Mountain Daylight Time for management to discuss the year-end results with the investment community.

The conference call may be accessed by telephone:

United States and Canada :

888-675-7686

International:

334-420-2612

The call will be recorded and may be replayed at any time for one week by telephone

United States and Canada

866-219-1444 – for replay

International

703-925-2474 – for replay

using the access code 440142

Queenstake is a Canadian corporation based in Denver, Colorado that has traded on the Toronto Stock Exchange for more than twenty years.   In 2003 it acquired the Jerritt Canyon property from the AngloGold /Meridian Joint Venture. The Jerritt Canyon property consists of four operating underground mines and stockpiles that feed a 1.5 million ton per year processing facility.  Jerritt Canyon has consistently produced more than 300,000 ounces of gold in each of the past twenty years and since 1999 , from underground sources.  The four operating mines are located within a contiguous 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.